Exhibit 99.1

ATTUNITY REPORTS FIRST QUARTER 2017 RESULTS
- - -
License Revenue Grew 25% and Total Revenue Grew 18% Year Over Year
- - -

Burlington, MA – April 27, 2017 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today reported its unaudited financial results for the three-month period ended March 31, 2017.

“The first quarter of 2017 represents record first quarter results, including a 25% increase in license revenue, an 18% increase in total revenue, and strong cash flow from operations,” stated Shimon Alon, Chairman and CEO of Attunity. "Our suite of Big Data solutions, including the recently launched Replicate for SAP, continues to set us apart as innovators in the market.  The importance of our solutions in the Big Data, data lakes and cloud markets are increasingly being validated by our customers. As a result, the growing brand awareness of Attunity and market demand for our solutions from new and current customers is helping us to achieve our goals.”

Recent Operational Highlights

•	Closed agreements with new and existing Replicate customers for Attunity Replicate for SAP

o	Closed a $1.8 million deal with a global food processing company using Attunity Replicate for SAP to ingest SAP data in real-time to its Hadoop data lake

o	Closed initial deal for several hundred thousand dollars with one of the largest telecommunications companies in the world

•	Signed a deal that expands an existing strategic license agreement with a leading Cloud services provider

•	Received several industry awards:

o	‘Developers' Choice for Data Integration and Management’ by Hosting Advice

o	‘Best Big Data Management Company’ by Corporate Vision Magazine's Technology Innovator Awards

o	Finalist in Cloud International's 2016-2017 Cloud Awards Program in the 'Best Cloud Business Intelligence or Analytics Solution' category

Financial Highlights for Q1 2017, compared with Q1 2016

•	Total revenue was $13.8 million, compared with $11.7 million

•	Operating loss was $0.6 million, compared with operating loss of $3.2 million

•	Non-GAAP operating profit was $0.5 million, compared with non-GAAP operating loss of $1.1 million*

•	Net loss of $1.5 million, compared with net loss of $3.6 million

•	Non-GAAP net loss of $0.4 million, compared with non-GAAP net loss of $1.7 million*

•	Positive cash flow from operations of $2.9 million, compared with $2.4 million cash used in operating activities

Big Data Management and Cloud Solutions

The demand for Hadoop and data lake solutions continues to grow, driven by business needs for real-time analytics and IoT solutions. Combined with more customers moving to production with Big Data solutions, Attunity sees growth in the demand for its solutions. The customers’ strategic data lake initiatives are typically larger in scale, generating sales opportunities that range from several hundred thousand dollars to over a million dollars, and continue to play an important role in driving our topline growth.

 We believe that Attunity’s competitive strength is primarily in its ability to deliver a universal, hybrid and real-time platform. Customers prefer the universal platform as it meets their need for broad support of data sources and targets, including hybrid environments across cloud and on premise data centers.  Attunity ramped up its activity in the SAP market, the largest in the ERP industry, with its Replicate for SAP solution. This solution offers a unique value to the SAP market and strengthens Attunity’s differentiation with an application-level replication that its traditional competition does not offer. Market demand for the Attunity Replicate for SAP solution was validated in a relatively short period of time by customers. Looking ahead, there is a great interest for Attunity Replicate for SAP among Fortune 500 companies, which are key in driving future deal size.

The cloud continues to present a growth opportunity for Attunity as enterprises look to migrate their databases to cloud platforms, and leverage the cloud as a platform for data lakes and big data analytics. These needs drive the demand for efficient and reliable solutions for moving data from customers’ data centers. Attunity is well positioned to accommodate this growing need with its hybrid data ingestion and replication platform, engaging customers directly as well as referrals from leading global partners, such as Amazon Web Services (AWS) and Microsoft.

Financial Results for Q1 2017

Total revenue for the first quarter of 2017 increased 18% to $13.8 million, compared with $11.7 million for the same period in 2016. This includes license revenue of $7.0 million, which increased 25% compared with $5.6 million for the same period in 2016, and maintenance and service revenue, which grew 11.4% to $6.9 million, compared with $6.2 million for the same period in 2016.

Operating expenses for the first quarter of 2017 decreased 3% to $14.5 million, compared with $14.9 million for the same period in 2016.

Non-GAAP operating expenses for the first quarter of 2017 increased 3.6% to $13.3 million, compared with $12.8 million for the first quarter of 2016. Non-GAAP operating expenses in the first quarter of 2017 exclude approximately $1.2 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $2.1 million of similar expenses for the same period in 2016.*

Operating loss for the first quarter of 2017 was $0.6 million, compared with $3.2 million for the same period in 2016.

Non-GAAP operating income was $0.5 million for the first quarter of 2017, compared with an operating loss of $1.1 million for the first quarter of 2016. Non-GAAP operating income for the first quarter of 2017 excludes a total of $1.2 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $2.1 million of similar expenses for the same period in 2016.*

Net loss for the first quarter of 2017 was $1.5 million, or ($0.09) per diluted share, compared with a net loss of $3.6 million, or ($0.22) per diluted share, in the first quarter of 2016.

Non-GAAP net loss for the first quarter of 2017 was $0.4 million, or ($0.02) per diluted share, compared with non-GAAP net loss of $1.7 million, or ($0.10) per diluted share, for the same period in 2016. Non-GAAP net loss for the first quarter of 2017 excludes approximately $1.1 million primarily in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $1.8 million of similar expenses for the same period in 2016.*

Cash and cash equivalents were $12.0 million as of March 31, 2017, compared with $9.2 million as of December 31, 2016. During the first quarter of 2017 we generated positive cash flow from operations of $2.9 million, compared with $2.4 million cash used in operating activities during the same period in 2016.

Shareholders' equity as of March 31, 2017 decreased to $32.2 million, compared with $32.6 million as of December 31, 2016.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, April 27th at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity,  Dror Harel-Elkayam, CFO of Attunity, and Itamar Ankorion, Chief Marketing Officer. The dial-in numbers for the conference call are +1-877-397-0298 (U.S. Toll Free), +1 80 925 8243 (Israel), or +1-719-325-4747 (International). All dial-in participants must use the following code to access the call: 2976626.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through May 11, 2017, at +1-844-512-2921 (U.S. Toll Free) or 1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 2976626. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

(*) Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating expenses, operating income (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude amortization associated with the acquisitions, stock-based compensation expenses, non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and tax benefits related to non-GAAP adjustments. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Important Note: Attunity is not responsible for the awards mentioned in this press release or the entities that award them.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the demand for our products and expectations regarding future interest in our products, growth and deal size, we are using forward-looking statements. In addition, announced results for the first quarter of 2017 are preliminary, unaudited and subject to audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses and possible impairment charges; our ability to continue to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate, Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© 2017 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2017	2016
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,950	$9,166
Trade receivables (net of allowance for doubtful accounts of $15 at March 31, 2017 and December 31, 2016)	4,578	7,031
Other accounts receivable and prepaid expenses	1,760	663
Total current assets	18,288	16,860

LONG-TERM ASSETS:
Other assets	148	155
Deferred taxes	2,133	2,248
Severance pay fund	4,095	3,770
Property and equipment, net	1,174	1,214
Intangible assets, net	2,441	2,778
Goodwill	30,929	30,929
Total long-term assets	40,920	41,094

Total assets	$59,208	$57,954

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$240	$375
Payment obligation related to acquisitions	-	271
Deferred revenues	13,434	10,676
Employees and payroll accruals	3,235	4,741
Accrued expenses and other current liabilities	2,124	2,021
Liability presented at fair value	455	-
Total current liabilities	19,488	18,084

LONG-TERM LIABILITIES:
Other liabilities	302	277
Deferred revenues	1,731	1,438
Liability presented at fair value	-	512
Accrued severance pay	5,442	5,027
Total long-term liabilities	7,475	7,254

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,928	1,921
Authorized: 32,500,000 shares at March 31, 2017 and December 31, 2016; Issued and outstanding: 16,898,380 shares at March 31, 2017 and 16,841,238 shares at December 31, 2016
Additional paid-in capital	150,739	149,716
Accumulated other comprehensive loss	(941)	(1,013)
Accumulated deficit	(119,481)	(118,008)

Total shareholders' equity	32,245	32,616
Total liabilities and shareholders' equity	$59,208	$57,954

CONDENSED STATEMENTS OF OPERATIONS
U.S. dollars and share amounts in thousands, except per share data
	Three months ended
	March 31,
	2017	2016
	Unaudited
Revenues:
Software licenses	6,970	5,575
Maintenance and services	6,866	6,165
Total revenue	13,836	11,740

Operating expenses:
Cost of revenues	2,079	2,058
Research and development	3,292	3,300
Selling and marketing	7,901	8,457
General and administrative	1,184	1,130
Total operating expenses	14,456	14,945

Operating loss	(620)	(3,205)

Financial expenses	120	57
Loss before income taxes	(740)	(3,262)

Taxes on income	733	326
Net loss	(1,473)	(3,588)

Basic and diluted net loss per share	(0.09)	(0.22)
Weighted average number of shares used in computing basic and diluted net loss per share	16,878	16,606

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Three months ended
	March 31,
	2017	2016
	Unaudited
Cash flows activities:
Net loss	(1,473)	(3,588)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	122	120
Stock based compensation	828	985
Retention plan associated with acquisition and other compensation in shares	-	160
Amortization of intangible assets	337	696
Accretion of payment obligation	-	24
Changes in fair value of payment obligation	-	35

Change in:
Accrued severance pay, net	90	24
Trade receivables	2,471	(1,085)
Other accounts receivable and prepaid expenses	(962)	(700)
Other long term assets	7	38
Trade payables	(130)	132
Deferred revenues	2,960	1,389
Employees and payroll accruals	(1,505)	(446)
Accrued expenses and other current liabilities	99	11
Liabilities presented at fair value	(57)	(147)
Change in deferred taxes, net	119	(10)
Net cash provided by (used in) operating activities	2,931	(2,362)

Cash flows from investing activities:
Purchase of property and equipment	(80)	(211)
Net cash used in investing activities	(80)	(211)

Cash flows from financing activities:
Proceeds from exercise of warrants and options	202	51
Payment of contingent consideration	(271)	-
Net cash provided by (used in) financing activities	(69)	51

Foreign currency translation adjustments on cash and cash equivalents	2	18
Increase (Decrease) in cash and cash equivalents	2,784	(2,504)

Cash and cash equivalents at the beginning of the period	9,166	12,522
Cash and cash equivalents at the end of the period	$11,950	$10,018
Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	458	574
Non cash activities:
Issuance of shares related to acquisition	-	224

RECONCILIATION OF SUPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars and share amounts in thousands, except per share data

	Three months ended
	March 31,
	2017	2016
	Unaudited
GAAP revenues	13,836	11,740
Valuation adjustment on acquired deferred service revenue	-	18
Non-GAAP revenues	13,836	11,758

GAAP operating expenses	14,456	14,945
Cost of revenues (1)	(23)	(40)
Research and development (1) (2)	(201)	(362)
Sales and marketing (1) (2)	(379)	(768)
General and administrative (1)	(225)	(251)
Amortization of acquired intangible assets	(337)	(696)
Non-GAAP operating expenses	13,291	12,828

GAAP operating loss	(620)	(3,205)
Operating loss adjustments	(1,165)	(2,135)
Non-GAAP operating income (loss)	545	(1,070)

GAAP Financial expense, net	(120)	(57)
Revaluation of liabilities presented at fair value	(57)	(147)
Accretion of payment obligations	-	24
Non-GAAP Financial expense, net	(177)	(180)

GAAP taxes on income	(733)	(326)
Tax related to non-GAAP adjustments	(32)	(167)
Non-GAAP taxes on income	(765)	(493)

GAAP net loss	(1,473)	(3,588)
Valuation adjustment on acquired deferred revenue	-	18
Amortization of acquired intangible assets	337	696
Acquisition related expenses	-	436
Stock-based compensation	828	985
Revaluation of liabilities presented at fair value	(57)	(147)
Accretion of payment obligations	-	24
Tax related to non-GAAP adjustments	(32)	(167)
Non-GAAP net loss	(397)	(1,743)

GAAP basic and diluted net loss per share	(0.09)	(0.22)
Non-GAAP basic and diluted net loss	(0.02)	(0.10)
Shares used in computing basic and diluted net loss per share	16,878	16,606

	Three months ended
	March 31,
(1) Stock-based compensation expenses (*):	2017	2016
Cost of revenues	23	40
Research and development	201	262
Sales and marketing	379	432
General and administrative	225	251
	828	985
(*) Retention bonus paid in Attunity shares constitute part of (2) below

(2) Acquisition related expenses
Research and development	-	100
Sales and marketing	-	336
	-	436